UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                   Rule 13a-16 or 15d-16 Under the Securities
                              Exchange Act of 1934


                         For the month of February 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes        No  X
                                   ---       ---

For further information, please contact:                         6 February 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER


                                     DE RIGO
       announces sales results for the fiscal year ended 31 December 2002

De Rigo S.p.A. (NYSE: DER) posted a 1.4% increase in net sales for the fiscal year ended 31 December 2002 as compared with last year. Highlights of the Group's unaudited sales results include:

o Consolidated net sales increased to EUR 512.6 m1 from EUR 505.3 m last year. In June 2002, the Group sold its interest in Ranieri Argentina S.A. ("Ranieri"), its former distribution subsidiary; as a result none of Ranieri's net sales are included in the Group's results for 2002. Were Ranieri's net sales to be excluded from the 2001 results, the increase in consolidated net sales would have been 2.3%.
o Wholesale & manufacturing net sales increased by 6.0% to EUR 141.2 m from EUR 133.2 m last year. Excluding Ranieri, wholesale & manufacturing net sales would have increased by 9.6%.
o   Net sales through retail companies increased by 0.4% to EUR 359.8 m from EUR
    358.4 m last year, mainly as a result of strong growth in sales through General Optica ("GO"), the Group's Spanish optical chain, which more than offset a decline in sales at the Group's British retail chain.
o Net sales through Eyewear International Distribution ("EID"), the joint venture with the Prada Group for the marketing and distribution of Prada-branded eyewear, decreased by 2.8% to EUR 31.2 m from EUR 32.1 m, as strong growth in unit sales was more than offset by lower average prices that reflected an increase in the percentage of sales made through independent distributors.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis as well as for each of its three principal lines of business: wholesale & manufacturing, retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's lines of business, as detailed in the following table:

NET SALES BY PRINCIPAL LINES OF BUSINESS (Euro in millions)

                                     -------------------------------------------------------------
                                         2001       % of total      2002     % of total   % change
--------------------------------------------------------------------------------------------------
Wholesale & Manufacturing                133.2         26.4%       141.2       27.5%        6.0%
--------------------------------------------------------------------------------------------------
Retail                                   358.4         70.9%       359.8       70.2%        0.4%
--------------------------------------------------------------------------------------------------
E.I.D.                                    32.1          6.4%        31.2        6.1%       -2.8%
--------------------------------------------------------------------------------------------------
Elimination of Intercompany Sales        -18.4         -3.6%       -19.6       -3.8%        6.5%
--------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                   505.3          100%       512.6        100%        1.4%
--------------------------------------------------------------------------------------------------

-------------
1 The Group reports its results in Euro. On February, 4th, 2003, the official Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 =USD 1.0822. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.

Consolidated net sales

The Group's consolidated net sales of EUR 512.6 m for 2002 were broken down as follows: eyewear sales of EUR 245.3 m, lens sales of EUR 138.7 m, contact lens sales of EUR 76.5 m, and other sales and revenues of EUR 52.1 m, as compared with sales of EUR 234.6 m, EUR 148.3 m, EUR 69.5 m and EUR 52.9 m, respectively, for 2001.

Foreign currency translation differences had a negative effect of 0.7% on the Group's consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 2.4% to EUR 464.2 m, primarily reflecting increased wholesale sales in a number of European markets, including France, Greece and the UK (notwithstanding the difficult retail environment for optical frames that negatively affected the retail division's results in that country), as well as strong sales growth at GO, the Group's Spanish retail chain. Net sales in the Americas decreased by 34.1% to EUR 12.0 m, primarily due to the sale of the stake in Ranieri and lower net sales at EID. Net sales in the Rest of the World increased by 7.5% to EUR 36.4 m, primarily reflecting increased sales in the Far East region.

The overall increase in consolidated net sales reflected the contribution of the Group's three principal lines of business:


Wholesale & manufacturing

Wholesale & manufacturing sales increased by 6.0% to EUR 141.2 m from EUR 133.2 m in 2001.

The sales results of the wholesale & manufacturing business unit for the full year 2002 continued to be influenced by the factors highlighted in the Group's press releases discussing its sales during the first six months and nine months of 2002, including:

- the above-mentioned sale of the Group's interest in Ranieri, which had accounted for 3.3% of the business unit's net sales in 2001.
- the intercompany sale by the wholesale & manufacturing business unit to the EID business unit of its Prada-dedicated business as a going concern. Including the value of the eyewear transferred as a going concern would have increased the growth in wholesale & manufacturing sales to approximately 11%.
- A difficult environment in certain markets such as Singapore, in which the Group decided to close its distribution subsidiary, and Germany.

The negative impact of these factors was more than offset by very strong sales results in a number of markets, including Japan, the UK, France and Korea, and by De Rigo's continuing success in the premium-priced segment of the market, as net sales of the Group's luxury/designer brands increased by approximately 32% as compared with last year.


Retail

Net sales through retail companies amounted to EUR 359.8 m, an increase of 0.4% as compared with sales of EUR 358.4 m in the fiscal year 2001.

Net sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, totalled EUR 236.3 m, a decrease of 4.6%, as compared with sales of EUR 247.6 m in 2001. Excluding the effect of foreign currency translation, net sales at D&A decreased by 3.5% and same-store sales per working day decreased by 4.4%. These decreases reflected a difficult retail environment for sales of optical frames in the UK and were primarily a consequence of certain disruptions and delays in service due to changes in the supply chain for lenses being implemented by Essilor's subsidiary BBGR. BBGR purchased D&A's assembly factories in 2001 and these changes in the supply chain are designed to ensure that D&A receives the highest quality lenses. In the last quarter of 2002, the level of service at the lens plants sold to BBGR improved significantly, reducing delivery lead-times to the Group's customers.

Sales of franchised shops totalled EUR 62.9 m, a decrease of approximately 1.4 %. At 31 December 2002, D&A operated a network of 233 owned shops and 147 franchised shops.

GO, the Group's Spanish retail company, reported net sales of EUR 123.4 m, an increase of 11.6% as compared to net sales of EUR 110.6 m in 2001, reflecting a 8.5% growth in same-store sales per working day, an increase in sales of sunglasses and the contribution of new stores opened within the last year. At 31 December 2002, GO operated a network of 140 owned shops and 5 franchised shops, having begun to implement a new strategy of opening franchised shops in smaller Spanish cities and towns in which a direct investment in company-owned stores would not be likely to produce reliably high returns.


EID

Total unit sales at EID continued to grow, increasing by 37.3% as compared with 2001. The increase in volumes sold reflects the effect of EID's new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. The implementation of this new structure resulted in a significant decline in the unit's average prices as the percentage of sales made through independent distributors increased. As a result, net sales at EID declined by 2.8% to EUR 31.2 m from EUR 32.1 m in 2001.

Ennio De Rigo, Chairman of De Rigo Group, commented on the sales results for fiscal year 2002: "The performance of the Group in year 2002 was significantly positive, notwithstanding some lights and shadows in the markets in which we are present. The retail division was affected by a slowdown in the UK market, but in the first weeks of 2003 D&A is reporting double digit sales growth in same store sales."

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  February 6, 2003                  DE RIGO S.p.A.


                                      By: /s/ Ennio De Rigo
                                          -----------------
                                              Ennio De Rigo
                                              Chairman of the Board of Directors